Exhibit 99.1

In this Exhibit 99.1, “Youdao,” “we,” “us,” “our”, and “our company”  refer to Youdao, Inc. and its subsidiaries and, in the context of describing its operations and consolidated financial information, its variable interest entities.

Recent Developments of Youdao, Inc.

We are in the process of finalizing our results of operations and other financial and operating data for the three months and the full year ended December 31, 2020. While our full financial information and operating data for such period are not available yet, our management provides you with the following financial and operating data based on our current estimates.

Because the reporting period for the fourth quarter of 2020 has recently ended, the preliminary financial information presented below for the three months ended December 31, 2020 reflects assumptions and estimates based only upon preliminary information available to us as of the date of this offering. The preliminary financial information included in this prospectus has been prepared by, and is the responsibility of our management. PricewaterhouseCoopers Zhong Tian LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers Zhong Tian LLP does not express any opinion or any other form of assurance with respect thereto. During the course of our financial statement closing and annual audit process, we may identify items that would require us to make material adjustments to the financial information described below. As such, this preliminary financial information should not be viewed as a substitute for our full audited financial statements prepared in accordance with U.S. GAAP and may be subject to changes and, therefore, we caution you that such estimates are subject to risks and uncertainties, including possible adjustments.

Estimated Fourth Quarter Preliminary Operating Highlights

Our business continued to grow rapidly in the three months ended December 31, 2020. The following table sets forth the preliminary estimates of our operating results for the three months ended December 31, 2020.

Fourth Quarter Key Operating Data

	For the three months ended December 31,
	2019	2020
Gross billings of online courses (RMB in millions)	346.7	1,094.0 to 1,144.0
Paid student enrollments of Youdao Premium Courses (in thousands)	258.3	779.0 to 809.0
K-12 paid student enrollments	161.1	650.0 to 665.0
Adult paid student enrollments	97.2	129.0 to 144.0
Gross billing per paid student enrollment of K-12 (in RMB)	1,048.1	1,148.0 to 1,178.0
Gross billings per paid student enrollment of Adult (in RMB)	1,154.3	1,949.0 to 1,979.0

We offer a variety of smart devices, such as Youdao Dictionary Pen, to facilitate students’ learning experience.  The sales volume of our smart devices increased significantly in the last quarter of 2020 as such products continued to gain popularity among our users and the newly released Dictionary Pen 3.0 has been well received by our users.  In particular, the sales volume of Youdao Dictionary Pen reached over 390 thousand units in the last quarter of 2020, an increase of over 50% compared to the three months ended September 30, 2020 with over 250 thousand units.

Estimated Fourth Quarter Preliminary Unaudited Financial Information

Our estimated selected financial data for the three months ended December 31, 2020 are as follows:

•                  Net Revenues. We estimate our total net revenues for the three months ended December 31, 2020 to be between RMB1,100.0 million to RMB1,120.0 million, representing an increase of 168% to 173% as compared to the three months ended December 31, 2019.  We expect the net revenues from our learning services to be between RMB720.0 million to RMB750.0 million in the three months ended December 31, 2020, representing an increase of 194% to 206% as compared to the same period of 2019. This strong growth was primarily attributable to the increased revenues generated from our online courses, which were further driven by a substantial increase in both the paid student enrollments and gross billings per paid student enrollment for Youdao Premium Courses, as we continued to attract and retain a growing student base through our compelling course offerings and high-quality services.

•                  Gross Margin. We estimate our gross margin for the three months ended December 31, 2020 to remain relatively stable as compared to the three months ended September 30, 2020.

•                  Operating Expenses. We estimate our total operating expenses to be between RMB950.0 million to RMB1,050.0 million, representing an increase of 191% to 222% as compared to the three months ended December 31, 2019. Such increase was primarily driven by a substantial increase in our sales and marketing expenses (both in absolute amounts and as a percentage of net revenues).  We estimate our sales and marketing expenses to be between RMB800.0 million to RMB820.0 million, representing an increase of 289% to 298% as compared to the three months ended December 31, 2019.  We believe that while such investments in sales, marketing and branding may widen our net losses in the short term, we expect to benefit from these efforts in the long run through building a large, sustainable user base and capitalizing on the significant growth potential of China’s online education industry.

•                  Loss from Operations.  As a result of the foregoing, we estimate our loss from operations to be between RMB430.0 million to RMB470.0 million for the three months ended December 31, 2020, representing an increase of 111% to 130% as compared to the three months ended December 31, 2019.

•                  Operating Cash Flows. We estimate our cash generated from operating activities for the three months ended December 31, 2020 to be between RMB110.0 million to RMB130.0 million, representing an increase from RMB29.4 million of cash used in operating activities as compared to the three months ended December 31, 2019.

Change in Segment Reporting In Fourth Quarter

Since the fourth quarter of 2020, to better reflect management’s perspective and match the segment presentation with recent business developments, we changed our segment disclosure to separately report the results of our learning products business. As a result, we will report the following segments: learning services, learning products and online marketing services, starting from the fourth quarter of 2020. We will retrospectively revise prior period segment information to conform to presentation of the fourth quarter of 2020. This change in segment reporting aligns with the manner in which our chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of our reporting segments.

Liquidity and Capital Resources of Youdao, Inc.

Cash flows and working capital

We had working capital deficit (being total current liabilities exceeded that of total current assets) as of December 31, 2018 and September 30, 2020, and a positive working capital (being total current assets exceeded that of total current liabilities) as of December 31, 2019. As of September 30, 2020, we had outstanding interest-bearing short-term loans payable to NetEase Group in the amount of RMB878.0 million (US$129.3 million), representing approximately 31.2% of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. In support of our future business, NetEase, Inc. (“NetEase”) has also agreed to provide financial support to our continuous operations in the next twelve months. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flow. The boards of directors of both NetEase and our company have recently approved a proposed revolving loan facility to be extended by NetEase to us with a total commitment of $300 million to support our long-term growth. In addition, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.

Note:

* “paid student enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by our students, including multiple paid courses enrolled in by the same student, after deducting the number of courses the tuition of which were fully refunded. “paid courses” refers to our online courses for which we charge not less than RMB50 per course package. “NetEase Group” refers to NetEase and its subsidiaries and consolidated variable interest entities other than us and the entities controlled by us.